"Filed by Versant Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Poet Holdings, Inc.
Commission File No.: 0-28017"

        The following is the transcript of Versant Corporation's Investor Conference Call on September 30, 2003 regarding the proposed merger between Versant Corporation and Poet Holdings, Inc. that appears on Versant's website.

Versant Corporation
September 30, 2003
Confirmation #93003

Operator: Good afternoon and welcome to the Versant Corporation Investor Conference Call. At this time all lines are on a listen-only mode and the floor will be opened for questions or comments following the presentation. At this time it is my pleasure to turn the floor over to your host, Nick Ordon. Sir, the floor is yours.

Nick Ordon: Thank you very much. This is Nick Ordon, President and CEO of Versant Corporation. I want to thank you for joining us. The purpose of this call is to discuss in more detail the very important and we feel exciting announcement we have made regarding our intent to merge with Poet Holdings, Incorporated. Today we will cover in more detail the rationale and benefits we see in this action and will also respond to any questions you may have regarding the proposed transaction.

I am joined today by Lee McGrath, Versant's Chief Financial Officer, Manish Chandra, our Vice President of Worldwide Marketing, Robert Benson, Versant's Director of Product Management. On the call also is Jochen Witte, my counterpart at Poet Holdings who has been so kind as to be available from Hamburg, Germany. Incidentally he is dialing in at 10:30 p.m. so we owe him something for this.

First let us review our Safe Harbor statement.

Robert Benson: This Conference Call contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and is subject to the Safe Harbor created by those sections. These forward-looking statements include those statements related to the likelihood of consummation of the proposed merger with Poet Holdings, the anticipated pro forma ownership of Versant following the proposed merger, projected cost savings and the projected revenues and EBITDA of the combined Company following the proposed merger, the future operations of Versant following the proposed merger, potential benefits to customers of the combined Company and the attractiveness of such products to customers. Post-merger Versant anticipated marketing and product development plans, the effect of the merger on Versant's and Poet's ability to successfully market their respective products, the cash position of the combined Company following the merger, the ability of post-merger Versant to achieve profitability and when profitability will be achieved, the combined Company's ability to offer a broader product line to its customers and the combined Company's customer base and future geographic presence.

These forward-looking statements are subject to numerous and significant risks and uncertainties which may cause actual events or operating results for the combined Company to differ materially from the performance and results discussed in or anticipated by the forward-looking statements. Such differences can arise as a result of various factors including, but not limited to, difficulties of integrating Versant and Poet, difficulties in effecting anticipated operating expense reductions, failures to realize planned merger synergies, changes in cash flows or in operating margins for Versant's or Poet's products, litigation, the degree to which Poet's e-catalogue product line gains market acceptance and failures to promptly modify each company's operations to attain cost savings or other benefits. Other risks related to Versant's business are described in more detail in Versant's filings with the Securities & Exchange

Commission, including the Company's most recent reports on Form 10-K and 10-Q made with the Securities & Exchange Commission. The forward-looking statements included in this conference call are made only as of the date of this conference call and Versant has no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.

Nick Ordon: Thank you very much, Robert. As we announced, it is our intent to merge with Poet Holdings, Incorporated, a Delaware registered company based in Hamburg, Germany. Through this action we'll create a new Versant Corporation which will be positioned as the emerging leader in specialized data management market segment combined with two product lines targeted at the growing Real Time Enterprise market. This will be a company with a very strong balance sheet, significant cash resources, annual revenues exceeding 30 million dollars with a mid-term potential of growing to 50 million dollars and a good blend of stable cash generating business combined with early stage growth product lines. This Company will have a very compelling future. This is an extremely exciting step for us certainly on par with our initial public offering of 1996. We are merging with a company that brings significant and complementary assets at both the strategic and the economic level to the table, both of which will contribute to a substantially improved shareholder value. I'll discuss both in some detail.

First, Poet Holdings has a strong heritage as does Versant in object database technology. We have interacted with Poet over the years on the various standards committees relative to our market emphasis and have developed a good mutual understanding of how we approach the market. Versant has primarily focused on the high transaction enterprise applications while Poet has had very good success in the imbedded database segment of the market. The requirements for each are dramatically different though each is based on a common underlying technology. So basically what we have is the same technology core architected differently by each company to attack different market segments. That also explains why we typically are not in direct competition. Simply put, we have targeted different market segments. This presents a significant opportunity for both companies.

Through consolidation, we gain a broader suite of products which can be taken to a broader market using the same sales channel with a similar selling model. Additionally, the common technological core also presents opportunities to optimize engineering functions as well as customer service. In a nutshell, it's two similarly focused companies joining forces to create market synergies and to take advantage of common corporate resources. Our shared expectation is that as a joint company we'll have more critical mass to bring to bear on the overall market where our common technology is relevant giving us a very real opportunity to increase revenues and grow our market share. At the same time we will profit from the cost benefits of merged company resources and reduced overlap. It is equally important to draw attention to Poet's electronic catalogue product line. This business is well past the initial implementation stage, already representing several million dollars in annual revenue and is well poised for future growth. Poet already has several blue chip Real Time Enterprise customers such as Daimler Chrysler with their electronic catalogue offering and we expect this business line to be an engine for growth in the combined Company.

There are significant economic benefits as well and these certainly factored into the valuation considerations. The Poet business portfolio represents currently over eight million dollars annualized revenue with the majority of this business generated in Europe. As you have followed, the last two years have been a struggle for Versant in Europe due to the severity of the economic downturn there. Building a larger European business base is absolutely in Versant's best interest due to the multi-national character of many of our customers. As we viewed the synergies between Versant and Poet Holdings we felt there would be minimal market cannibalization by joining forces and that Europe business levels would be substantially strengthened at a lower aggregated cost. Equally, Versant's North American sales capability would be very effective in deploying Poet's product suite. As we developed our planning models as to what a merged company would look like, we saw conservatively eight million dollars in additional annualized revenue immediately combined with cost savings across the aggregated company of two million dollars annually. This presented an opportunity we felt we could not ignore. It strengthens the company's product offering and market position, grows our revenues at least by a third as we merge and reduces costs such that we expect to be EBITDA positive from Day 1. We also expect to be EPS positive within six months of the merger with sustainable profitability then part of the Company's fundamental operation.

The improvement of Versant's cash position is also a substantial economic benefit. Poet will bring conservatively 6.5 million dollars in cash to the merged Company and like Versant is debt-free. Combining this with the cash resources Versant contributes will present a merged company with between eight and 10 million dollars in cash. This will be the strongest cash position Versant has had since our IPO in 1996 clearly a tremendous benefit.

Investors receive substantial benefit as we become more stable and can move forward with a critical mass more attractive to institutional investors. Equally, customers will view us the same way. Our customer base has always been the large enterprises and a very early consideration in any commercial discussion is vendor stability. A strong balance sheet minimizes any concerns in this area and makes it easier for enterprise customers to accept us as a strategic supplier. We expect this to translate to easier selling. Finally a better cash position enables us to grow.

Our merger with Poet Holdings is merely a first step, obviously an essential step because it gives us the mass and asset base to move forward. However, we intend to maintain a very open eye to follow on acquisitions. Our immediate goal, our intermediate goal, our 3-year goal is to build a 50-million dollar enterprise software company. Merging with Poet puts us at 30 million dollars and growing but we will look to improve this through additional business acquisitions, in other words small companies who are strategically aligned and have product, customers and some real revenue stream. Having a strong cash position will make us an attractive acquirer and it will also help us drive favorable terms.

The final economic benefit and possibly one of diminished visibility is the change in Versant's capitalization structure through this merger. Currently there are preferred stock shareholders in Versant. These preferred shareholders have liquidation preferences valued at 14 million dollars. While this is not a factor visible to all shareholders on a daily basis, it becomes relevant in the event Versant were to be acquired. The existing structure would mean that the first 14 million dollars in any such transaction would accrue to the shareholders owning the preferred stock, basically leaving less money to be distributed to the remaining common stock shareholders. As part of our merger with Poet Holdings, these preferred shareholders have agreed to convert this preferred position into common stock. An incentive has been granted for this conversion with the result being a substantial advantage to all common shareholders. There will no longer be any preferred position and all shareholders will hold common rights. This also is an indication of strong support by these major shareholders regarding this proposed transaction. We expect that through this simplified capitalization structure this will make us much more attractive to institutional and large investors as well, again adding to increased shareholder value.

Obviously the 45% dilution inherent to this transaction was evaluated very closely with the assistance of external investment banking resources in the US and in Europe. A number of aspects were considered: the competitive landscape, comparable transactions, the strengthened contribution of each company's respective business as well as the impact of a simplified capitalization structure as just discussed. An additional asset of extremely high value is the minimum 6.5 million dollars of cash that comes with this merger. This is a significant component of the overall transaction value. Looking specifically at this one element of the proposed merger illustrates the accrued value.

Our bankers have advised us that we would have considerable difficulty in attracting this substantial level of investment in the equity markets in a stand-alone transaction. Even if we were able to do so, their advice is that the likely terms would be greater than the 25% discount to market with at least 50% warrant coverage. This translates to nearly a 40% dilution which is not so far short of the 45%

dilution implied in the proposed merger with Poet which carries with it substantial economic and strategic benefit. So all-in-all we do feel that the 45% is well justified.

Let me discuss timing and process. The steps you should expect as we move toward approval are the S-4 Registration Statement and proxy filing with the SEC detailing this transaction discussing the benefits as well as elaborating on the fairness to shareholders of this transaction. We expect this filing within a month. Both companies expect to have shareholder meetings in the December timeframe. Additionally, Versant has added a segment to our Website at Versant.com which will address the merger as well as provide updates.

Lastly it bears mention that the merged company will be Versant Corporation and will still trade on NASDAQ as VSNT. In order to broaden our accessible shareholder base, the Company will also file for listing on the Frankfurt exchange. Looking forward, the merged Company with have a five-person Board of Directors composed of two members nominated from Poet Holdings and three members nominated from Versant. Jochen and I will both continue with the merged Company. He will be President of our European operations and will remain in Hamburg. Jochen will also be nominated to the Board of Directors. I am also committed to the merged Company and will be President and CEO as well as will be nominated as Chairman of the Board.

By way of summary, the benefits we saw as we evaluated the opportunity for the chance of integrating with the company well aligned strategically with Versant that immediately added critical mass to our business face, strengthened our product line, strengthened our position in Europe and dramatically improved our balance sheet. The economic benefits are a sizeable increase in revenues to the combined company and a very real opportunity to grow these revenues through a merged organization of ample critical mass. Another major benefit is the cash position of the merged Company. The eight to 10 million dollars cash position the new Company will show on its balance sheet is a huge advantage creating a very strong company with the stability and attractiveness to grow. Finally, the merged Company expects to be immediately EBITDA positive and in short order is expected to be EPS positive a performance metric the merged management team intends to sustain. Having a larger, profitable company combined with a streamlined capitalization structure through the conversion of the preferred stock absolutely positions Versant well and should deliver substantial shareholder value.

At this point I'd like to turn the conference back to you and open this so that we can address any questions that you might have. Additionally as I said before we have Jochen on the line and he'll be able to address any questions you have specifically for him. Let me open the discussion at this time.

Operator: Thank you, the floor is now open for questions and comments. If you do have a question or a comment, please press the numbers one followed by four on your touchtone phone at this time. Please hold while we poll for questions. Our first question comes from Eric Salsman (sp?) with DKR Capital.

Eric Salsman: Good afternoon, I just have a couple of questions. Could you give us the pro forma share count for this transaction?

Nick Ordon: I'm sorry, Eric, could you repeat—you broke up right at the end there.

Eric Salsman: I'm sorry, the pro forma shares outstanding after the transaction is completed.

Lee McGrath: There's going to be about 34 to 35 million common stock outstanding after the transaction is completed.

Eric Salsman: And that includes the conversion of the convertible preferred into common?

Lee McGrath: Correct.

Eric Salsman: Okay, the second question is are there any restrictions on the Poet shareholders to sell any lock-ups or any kind of a hold period?

Lee McGrath: We have both sides as part of the agreement have signed voting agreements. The Board of both companies and myself as CFO of this Company have signed voting agreements which have locked us up until after the transaction is consummated.

Eric Salsman: Okay, and after that time do the major shareholders, I don't know how diversified the Poet shareholder base is, are there any limitations or restrictions on the sale of shares by Poet shareholders once the deal is consummated?

Lee McGrath: It will be subject to normal rules, I reckon, it will probably be subject to 144 and/or the Insider Trading Policy otherwise not I would guess.

Eric Salsman: Okay, and then lastly is there a pro forma headcount you'd expect the company to have?

Nick Ordon: Yes, at this point we're targeting that we'll have a joint company of 175 people.

Eric Salsman: And then one more, with the eight to 10 million dollars of cash, would you expect, and then you had mentioned sort of potential acquisitions going forward, would you expect to need to raise outside capital as part of your plan going forward?

Nick Ordon: It's not immediately part of the plan; I think we're going to have to gauge that as we move downstream depending on what the business opportunity is right now. Again I'm glad that you raised this particular topic because the cash position really is significant. Certainly people who have been involved with Versant for any length of time know that this company has operated on a very thin cash balance. Certainly this improves things dramatically and so I think it's going to help us certainly attract a continued good set of investors. I think it's going to help us from a selling standpoint. I think that it will also really strengthen us when we do look at follow-on acquisitions. The expectation is that in most cases we would probably look at those acquisitions as being common stock transactions as well but maybe in some cases there could be an element of cash and stock to make sure that we drove the best economic terms for our shareholders. So basically by having that type of a balance sheet, I think that does make us a very attractive acquirer so that we can do more consolidations in a space.

Eric Salsman: Okay, congratulations on the deal. It looks like a great transaction.

Nick Ordon: Thank you, Eric.

Operator: Our next question comes from Jarrod Cohen with J.M. Cohen & Company.

Jarrod Cohen: Yes, I was just wondering if you could discuss some of the synergies between the two companies. I understand it's a complementary product structure but in terms of, on a go-forward basis, in terms of, may be discussing how many direct sales people you will have and how they'll go about in terms of selling the products. Will it be broken down by a geographic basis or by a product basis in terms of Versant being more the high end product in Poet or a variation of Poet software today being more the low end or embedded in product as you said?

Nick Ordon: Okay, thanks, Jarrod, and it's good to talk to you. Hope the weather is good in Florida for you. What the intention is, Jochen and I have certainly had some discussions already about what we think the organization will look like but obviously none of those can be final. And certainly through this process we've got this awkward situation where we're competitors who do intend to get together so even though we don't acquire or frequently encounter each other in the marketplace, we still have a certain degree of business data that we can't be sharing. That said, at the strategic level we do want to continue these discussions so that as soon as we do have the approval to move forward, we can put in place the most optimum organization. And so if you look at the assets of the respective companies currently today: Versant has its headquarters in Fremont, California; we have an engineering organization in Fremont; we additionally have a rather large engineering presence in India which is part of our company and then we have sales offices in Dallas and then in Europe we have sales offices in Munich and in the UK.

If you look at what Poet Holdings brings to the table, Poet has its headquarters in Hamburg, Germany. Poet also has offices in Munich, has nothing in the UK and has a small group of people that are here in the Bay area as well who work on the electronic cataloguing business and then they also have a distributor here in North America who deals with fast objects.

Our expectation is that we want the resulting Versant organization to sell the full range of products so we will not look at segmenting one organization sells the VDS product suite and the other sells the fast objects. Basically since we have a common technology but we're looking at a different customer base, we still feel that because of the commonality of the technology that we want all sales and support people to be engaged looking at a broader market opportunity. Certainly lead generation is something that both companies have been interested in increasing and I think by having more things to sell, that makes us more relevant to a common customer set.

So our expectation is through the integration that we'll structure a sales organization where we'll be maintaining the sites that we have. We'll have a presence in Munich; we'll continue with the presence in Hamburg; we'll keep a presence in the UK; we'll also keep the presence in the US and what we'll be doing is training both our sales organizations, at least the resulting sales organization because there will be some overlap, but we will train them on the broad product range and then we'll have marketing programs that are specific on where we target those. So we'll do this on a regional basis, it's not going to be on a product line basis.

And as far as the numbers of what we look like, it's too early to talk about that. I think that obviously as we run the numbers we're going to have a larger sales organization than Versant does currently. Is it going to be one plus one equals three, probably not because there will be some overlap and we'll do some consolidation which I think is a logical outgrowth. But we don't have the specific organization nailed down at this point but as we get closer to this we're certainly going to notify people and make sure that we hit the ground running as soon as we're together.

Jarrod Cohen: Okay, just, it probably doesn't make a difference but in terms of your aggregate market share of the object database, I guess the object database market, I guess the merger between you puts you at probably over 40% and that won't be a problem in terms of getting approval of the merger because I assume the regulators will just look at the aggregate database market including relational and since object is so miniscule relative to that, they'll approve this...

Nick Ordon: Jarrod, we don't expect to have any problem with this and as you say I think it gives us a bigger market share and frankly I think that having a bigger footprint, having a broader product line, a more stable company, I think that we've both got a much better chance of growing our position in the object database market now than either of us had separately. So this is a very, very good move and what it takes is the two remaining stand-alone object database companies were public and put them together and that is certainly a very, very good message to our customer base and potential customers as well.

Jarrod Cohen: Okay, thank you and good luck.

Nick Ordon: Thanks, Jarrod and also thank you for your assistance in this as well in the conversion.

Jarrod Cohen: Okay.

Operator: Our next question comes from Richard Lapins (sp?), shareholder.

Richard Lapins: Thank you, congratulations Nick and company.

Nick Ordon: Thanks, Rich.

Richard Lapins: Most of my questions have been answered but I've got one or two here. Could you go into a little bit more detail as to how two companies that are still losing money are going to become

EBITDA positive and EPS positive in a very short period of time, in other words where the cost savings are. And two, how long have you known Poet and why the merger now?

Nick Ordon: Okay. Let's deal, obviously we'll deal in that sequence. When we sat down and started looking at what we thought the pro forma could be, the things that we looked at is where is the overlap. Certainly since we're both public companies, each of us have to absorb the ever increasing cost of being a public company. So Poet has those costs; they're a Delaware registered company; we have those costs as well. So straightaway if you look at the pure cost of being a public company, we're going to have one merged organization that takes those costs now so those costs don't go up by being a larger company, they just are what they are. It's registration fees, legal fees, D&O, accounting fees that you pay your auditors. So all of that is pretty much a steady state for us but what we've got instead is a larger business base to support that, so there is some substantial cost savings just by merging two public companies.

Secondly there will be some at the facilities levels. Both companies independently have an operation in Munich. There won't be the necessity of having two offices in Munich. Poet has a small office in the Bay area. We have a rather large office, so there's an opportunity to consolidate facility space there and so that helps draw down cost. Certainly if you look at the way we manage the business at the G&A level, we each have accounting organizations and putting the two together you probably don't need each independent accounting organization, you can get some savings there.

And then lastly if you look at the field operations, the overall customer support, we do have a number of, both companies have very talented sales people but I think that we can probably deal with an aggregated sales organization that's going to be larger than what Versant has today but not as large as what Versant and Poet add up to independently. But there can be some consolidations; we can give people better geographies; we can give them more to sell in the geography, create better opportunities for sales people to make more money and that's always something that motivates them. So those are the areas that we're looking at the savings and so straightaway, we don't even look that the revenues have to grow for us to get to the point where we're EBITDA positive. The models that we have is more through cost reduction how we get to that point and then as we start putting good numbers on the board, that does create some very, very attractive and interesting numbers for us.

How long have we known Poet? Gosh for a long, long time. I mean both companies have been in existence for a long time. It's very interesting that Jochen has been with Poet I believe over 11 years. Their Chief Architect has been with the company I believe 15 years. So these are people who are as passionate about the technology as we are and that's a good thing because you know I don't think either of us felt that we ever got the full value from the marketplace but I think we've got a better opportunity to go after now. We have known Poet and had discussions with Poet about a variety of topics over the years largely because both of us have been represented on standards boards and standards committees. Poet has typically chaired some of these actions as well so that's given us good exposure to each other and the good news is since we haven't typically been direct competitors, that's allowed us to have more discussions about what do you think about the market? What are the things that could make this market grow faster, get larger, and those have been very constructive discussions and the good news is that now we'll get to do that as a joint company.

Richard Lapins: Okay, thank you, and my last question was why now and is it just the timing; can you tell us a little bit about how it happened at this particular time.

Nick Ordon: It just happened I'd say out of good fortune that we had some discussions. Actually it began with one of our Board Members who knows some of the investors who have supported Poet for a long time. This Board Member certainly knows where we're trying to go with our business and has watched what Poet has been doing and certainly with Poet's growth in the e-catalogue space with their product offering there, it's gaining quite a bit of interest in Europe and he's also well aware of the increasing cost of maintaining the infrastructure necessary for a public company. And so you know the discussion went out to say look, would it make sense for us to consider a consolidation so that we can start to get some benefit from sharing costs rather than have each one of us taken independently? And that's really what I think sponsored the idea that yes that's something we ought to seriously look at.

Frankly we're not unique in this respect, Rich. You deal with a lot of companies that I think there is so much momentum in the marketplace, I mean there is some pressure being put on by SEC just the whole overlay of governance these days, I think that this is probably the best time we've seen in many, many years where a lot of external events are pushing for consolidation of smaller companies if they intend to get larger and so we happened to be somebody who can take an advantage of this and it's a path that we want to stay on and look for other acquisitions as well.

Richard Lapins: Thank you, and good luck, Nick.

Nick Ordon: Thanks, Rich.

Operator: Once again the floor is open for questions. If you do have a question or a comment, please press one followed by four on your touchtone phone now. Sir, there appears to be no further questions.

Nick Ordon: Okay, let me go ahead and close, then. I would like to thank everyone for taking the time to join this call and participate in a more detailed discussion of this very important transaction. Indeed Jochen and I both view this as a rare opportunity for both companies and we expect this merger to have an extremely positive impact. We're already actively discussing the merits of the merger with industry analysts and with customers. Likewise we commit to stay very active in communicating with you the investors so that you can clearly see the benefit as we move forward and keep you posted on our progress. Again, thank you very much for your continued interest and support of Versant Corporation.

Operator: Thank you, this does conclude today's teleconference. Please disconnect your lines and have a wonderful day.